QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS FROM CONTINUING OPERATIONS TO FIXED
CHARGES AND EARNINGS FROM CONTINUING OPERATIONS TO COMBINED FIXED
CHARGES AND PREFERRED STOCK DIVIDENDS
(Unaudited)

	Years Ended December 31:
(Dollars in millions)
	2004	2003	2002	2001	2000
Income from continuing operations before income taxes (1)	$11,905	$10,863	$7,537	$11,488	$11,378
Add:
Fixed charges, excluding capitalized interest	1,048	1,121	1,237	1,639	1,872

Income as adjusted before income taxes	$12,953	$11,984	$8,774	$13,127	$13,250

Fixed charges:
Interest expense	$567	$648	$778	$1,198	$1,427
Capitalized interest	4	15	35	33	20
Portion of rental expense representative of interest	481	473	459	441	445

Total fixed charges	$1,052	$1,136	$1,272	$1,672	$1,892
Preferred stock dividends (2)	—	—	—	14	29

Combined fixed charges and preferred stock dividends	$1,052	$1,136	$1,272	$1,686	$1,921

Ratio of income from continuing operations to fixed charges	12.3	10.5	6.9	7.9	7.0
Ratio of income from continuing operations to combined fixed charges and preferred stock dividends	12.3	10.5	6.9	7.8	6.9

(1)
Income from continuing operations before income taxes excludes (a) amortization of capitalized interest and (b) the company's share in the income and losses of less-than-fifty percent owned affiliates.

(2)
Included in the ratio calculation are preferred stock dividends of $10 million for 2001 and $20 million for 2000, respectively, or $14 million for 2001 and $29 million in 2000 representing the pre-tax income that would be required to cover such dividend requirements based on the company's effective tax rate for 2001 and 2000, respectively.

QuickLinks

COMPUTATION OF RATIO OF EARNINGS FROM CONTINUING OPERATIONS TO FIXED CHARGES AND EARNINGS FROM CONTINUING OPERATIONS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (Unaudited)